PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. is granted
Method of Use Patent for Cardiovascular Disease Applications in Europe;
EFSA Stamps Final Approval for NKO® NOVEL FOOD and PARNUTS Status

---Method of Use Patent will be Enforceable in 25 European Countries---

--- Competitors Precluded from Immediate Commercialization of Competitive Products---

Laval, Québec, CANADA – October 28th, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce that the patent entitled "KRILL EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES" was issued in Europe successfully without opposition. "This new Method of Use patent is a critical achievement eliminating competition from the European cardiovascular market with any krill extract, such as krill oils other than Neptune Krill Oil" said Dr. Tina Sampalis, Chief Scientific Officer of Neptune.

Furthermore, as of October 12th, 2009, EFSA (European Food Safety Authority) officially signed its approval of Neptune Krill Oil (NKO®) as a NOVEL FOOD and PARNUTS for immediate commercialization in the European Union. The EFSA Novel Food decision is specifically addressed to Neptune and is hence, under Regulation 258/97, applicant-linked. "Being patent protected and the pioneer at penetrating the European market is a strategically significant accomplishment, allowing Neptune to pursue this market in an open field" said Dr. Wael Massrieh, Director of R&D of Neptune.

"The placing in the EU market of novel food or novel food ingredients which have not been authorized or notified within the framework of Regulation 258/97 will have as a consequence the immediate withdrawal of the non-compliant products from the EU market by the competent national authorities of the Member States by notification of the Commission through the Rapid Alert System for Food and Feed (RASFF). This is in addition to any other liabilities that can be deducted from the Member States' national legislation. Moreover, violating Neptune’s rights by infringing on any of its patents by any players in the krill oil market is also considered a legal offence" added Dr. Sampalis.

"Recently, we observed players cheating on the market and misleading consumers by selling krill oil in Europe without any regulatory approval. We also noticed that they advertise unproven health benefits with their products as well as infringe on our patents. This was surprising until we realized who were involved. These situations will be addressed as required." said Henri Harland, Chief Executive Officer and President of Neptune.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:

Neptune Technologies & Bioressources Inc.
André Godin, C.A.,Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.